Exhibit (a)(2)(lxii)

[Letterhead of BNP Paribas Sucursal en España]

Madrid, March 26th , 2007

The Board of Directors

Endesa, S.A.

Ribera del Loira, 60

28042  Madrid

Spain

Members of the Board,

You have requested the expert opinion of BNP Paribas, acting as your financial adviser pursuant to the mandate agreement executed between our two companies (hereafter the “Mandate”), as to the adequacy, from a financial point of view (such financial opinion being hereafter referred to the adviser financial opinion), of the Revised Offer Consideration (as defined below) proposed to be paid to the holders of the ordinary shares (the “Endesa Shares”), of Endesa, S.A. (“Endesa” or the “Company”) and to the holders of the American Depositary Shares, evidenced by American Depositary Receipts, each of which represents one Endesa  Share (the “Endesa ADSs” and collectively with the Endesa Shares, the “Endesa Securities”) pursuant to the terms and subject to the conditions of the public takeover bid made by EON Zwölfte Verwaltungs GmbH, a wholly owned subsidiary of EON A.G. (“EON”), for all of the outstanding Endesa Securities as set forth in the Folleto filed by EON with the Spanish Comision Nacional del Mercado de Valores (“CNMV”) on February 2, 2007 (the “Offer”) and the Hecho Relevante filed by EON on March 26, 2007 (the “Revised Offer”). As per the mentioned Hecho Relevante, and in agreement with the CNMV’s decision of March 23, 2007 to allow EON to file a Revised Offer, EON has agreed to increase its Offer to €40.00 per Endesa Security in cash (the “Revised Offer Consideration”).

1) Information and valuation methodology

In arriving at our opinion, BNP Paribas has

(i)                                     reviewed certain publicly available business and financial information relating to the Company and certain publicly traded companies operating in similar businesses

(ii)                                  reviewed the audited financials statements of the Company for the fiscal years ended December 31, 2004, December 31, 2005 and unaudited accounts for the fiscal year ended December 31, 2006

(iii)                               reviewed certain information furnished by the Company, in the presentations disclosed by the Company on January 24, 2007 and on February 22, 2007

(iv)                              held various meetings with the management to discuss the information received

(v)                                 reviewed and compared the historical and current stock prices and valuation multiples for the Company and publicly traded companies operating in similar businesses

(vi)                              performed such other analyses, made use of such other valuation methods and considered such other financial, market and economic factors as BNP Paribas deemed appropriate

(vii)                           taken into account the announcement made by EON on March 26,, 2007 and reviewed the Revised Offer

(viii)                        taken into account the filing with the CNMV made by Acciona, S.A. (“Acciona”) on March 26, 2007 in relation to an agreement with Enel S.p.A. (“Enel”) to implement a joint management project for Endesa under the leadership of Acciona (the “Filing”), such management project leading to an undertaking to launch a tender offer on 100% of the share capital of Endesa.

BNP Paribas has based its own valuation work, carried out in order to draw up its adviser financial opinion, only on the documents, data and information referred to in the previous paragraph as well as on publicly available information. In the framework of its valuation work, BNP Paribas has not checked the authenticity, thoroughness, exhaustivity and/or accuracy of all the information to which BNP Paribas has had access, as it did not enter into its assignment pursuant to the Mandate, and has assumed and relied, without assuming any responsibility for independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or discussed with us by Endesa and that no relevant information in relation to the Company has been omitted or remains undisclosed to BNP Paribas. BNP Paribas’ assignment did not include assessing the Information, nor assessing the assets and liabilities of Endesa and the companies it owns and/or controls (together with Endesa: “the Endesa Group”), nor submitting these above mentioned  documents, data and information, assets and liabilities to an independent appraisal (and this, in any of the following areas: legal, environmental, fiscal, social, etc.). Neither has BNP Paribas checked the tax position of the several entities composing the Endesa Group. BNP Paribas has considered that the financial projections and all the forecast data and assumptions that were provided to it (i) reflected the best estimations and judgements of those who drafted these financial projections, forecast data and assumptions, including their managements, (ii) were faithfully established on the basis of realistic assumptions, founded on information that had the  aforementioned characteristics. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Endesa nor have we made any physical inspection of the properties or assets of Endesa. Our adviser financial opinion does not address the relative merits of the Offer and the Revised Offer as compared to any alternative business strategies that might exist for Endesa or the effect of any other transaction in which Endesa might engage. Our adviser financial opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing as of the date hereof. With respect to the Filing, it should be noted that BNP Paribas, in accordance with Endesa’s lawyers and Board of Directors, has deemed appropriate not to take it into consideration as a result of the significant regulatory, legal and timing uncertainties, as well as other conditions, of this potential future tender offer.

2) Disclosures

BNP Paribas has provided in the past, currently provides and intends to provide commercial services to Endesa in the fields of investment and financing banking, for which BNP Paribas has received, is about to receive and expects to receive financial revenues, habitual fees and commissions. Additionally, as a financial services provider, BNP Paribas is currently acting as financial advisor to Endesa in connection with its consideration of the Revised Offer. Pursuant to its Mandate, BNP Paribas expects to receive fees, a portion of which is dependent on the outcome of the Revised Offer and certain other contingencies, and Endesa has agreed to reimburse BNP Paribas’s expenses and indemnify BNP Paribas against certain liabilities arising out of its Mandate.

BNP Paribas and/or any of its subsidiaries/affiliates have provided in the past, currently provide and may be required in the future, for their own account or on behalf of their clients, to provide   services to Endesa, EON, Acciona and/or Enel and/or to any of their affiliates, unrelated to the Revised Offer, for which services BNP Paribas and/or any of its subsidiaries and/or affiliates have received and expect to receive compensation. In the ordinary course of their business, services BNP Paribas and/or any of its subsidiaries and/or affiliates may actively trade or hold the securities of Endesa, EON, Acciona and/or Enel for their own account or for the account of their customers and, accordingly, may at any time hold a long or short position in such securities. In addition, BNP Paribas and/or any of its subsidiaries and/or affiliates (including BNP Paribas and its affiliates) may maintain a relationship with Endesa, EON, Acciona and/or Enel and their respective affiliates. In addition, BNP Paribas has provided and may continue to provide financing and financial structuring services to EON in connection with the Offer and the Revised Offer for which it has received and will receive compensation. Also, subject to appropriate procedures, BNP Paribas and/or any of its subsidiaries and/or affiliates may provide similar services to one or more third parties regarding possible alternative transactions with Endesa and may receive additional compensation from such third parties

3) Adviser financial opinion

Our advisory services and the adviser financial opinion expressed herein are provided for the information of the Board of Directors of Endesa in its evaluation of the Revised Offer, and our adviser financial opinion is not intended to be and does not constitute a recommendation to any stockholder as to whether such stockholder should accept or reject the Revised Offer or as to how such stockholder should vote or act on any matters relating to the Revised Offer. This adviser financial opinion is only intended to assist the Board of Directors of Endesa in its own assessment of the Revised Offer.

This  adviser financial opinion reflects the judgement of BNP Paribas as of the date of this document and is based exclusively on the information mentioned in the paragraph Information and valuation methodology here above, the features/characteristics of the Revised Offer, the economic and market conditions as of the issue date of this adviser financial opinion. Any significant change, either in the operational information or in the Revised Offer features as described or referred to in the paragraph Information and valuation methodology, as well as any event which could lead to a revision of our working assumptions, methods, etc., set out above, would invalidate this adviser financial opinion. Should BNP Paribas be required to revise its adviser financial opinion, it would have to issue a new and distinct adviser financial opinion.

Our adviser financial opinion may not be published or otherwise used or referred to, nor should any public reference to BNP Paribas be made, without our prior written consent; provided, however, that a full, complete and exact duplication of this letter may be included in any Solicitation/Recommendation Statement on Schedule 14D-9 required to be filed by Endesa with the U.S. Securities and Exchange Commission and in any Article 20 Recommendation Statement required to be filed with the CNMV; and, provided further, that references to this adviser financial opinion may also be included in any document sent to Endesa’s shareholders in connection with the Revised Offer, provided that, if any such reference is not a full, complete and exact duplication of this opinion, then our prior approval of any such reference shall be required, such approval not to be unreasonably denied or withheld.

4.) Conclusion

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above (including the valuation methodology used as described in our valuation report and other factors we deemed relevant), and the valuation results we reached, as such results were indicated to the Board of Directors of Endesa we are of the opinion that, as of the date hereof, the Revised Offer Consideration is fair (Adecuado), from a financial point of view, to the holders of Endesa Securities.

Very truly yours,

BNP PARIBAS Sucursal en España

/s/ Ramiro Mato García-Ansorena	/s/ Julio Babecki Campuzano
Ramiro Mato García-Ansorena	Julio Babecki Campuzano
General Manager	Managing Director